

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 18, 2013

<u>Via E-mail</u>
Mr. Claudio Zezza
Chief Financial Officer
TIM Participacoes S.A.
Avenida das Americas, 3,434 - 7° andar
22640-102 Rio de Janeiro, RJ, Brazil

      Re: **TIM Participacoes S.A.**
                Form 20-F for the Year Ended December 31, 2012
                Filed April 26, 2013
                File No. 001-14491

Dear Mr. Zezza:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Robert S. Littlepage for

      Larry Spirgel
      Assistant Director